UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 VENTRITEX, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                     922814
                                 (CUSIP Number)


                                Kevin T. O'Malley
                       Vice President and General Counsel
                             St. Jude Medical, Inc.
                               One Lillehei Plaza
                               St. Paul, MN 55117
                            Telephone: (612) 483-2000


                     (Name, Address and Telephone Number of
                    Persons Authorized to Receive Notices and
                                 Communications)


                                October 23, 1996
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ X ].


                          EXHIBIT INDEX IS ON PAGE 10.



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ST. JUDE MEDICAL, INC.
                  41-1276891

(2)      Check the Appropriate Box if a Member of Group (See Instructions).

         [ ]      (a)

         [X]      (b)

(3)      SEC Use Only

(4)      Sources of Funds (See Instructions) WC

(5) Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]

(6)      Citizenship or Place of Organization      MINNESOTA


Number of Shares            (7)      Sole Voting Power                    0
  Beneficially
  Owned by Each             (8)      Shared Voting Power                  0
Reporting Person
      With                  (9)      Sole Dispositive Power               0

                            (10)     Shared Dispositive Power             0

(11)       Aggregate Amount Beneficially Owned by Each Reporting Person   0

(12) Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)       Percent of Class Represented by Amount in Row (11)             0%

(14)       Type of Reporting Person (See Instructions)



ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (the "Schedule") under the Securities Exchange Act of 1934, as amended, relates to the acquisition of beneficial ownership of shares of the Common Stock, $0.001 par value per share, of Ventritex, Inc., a Delaware corporation ("Ventritex" and "Ventritex Common Stock").

         The principal executive offices of Ventritex are located at 701 E. Evelyn Avenue, Sunnyvale, California 94086.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule is being filed by St. Jude Medical, Inc., a Minnesota corporation ("SJM").

         SJM develops, manufactures, and markets medical device products for cardiovascular applications. The Company's products are distributed worldwide through a combination of direct sales personnel and independent manufacturers' representatives. The mailing address for the principal executive offices is One Lillehei Plaza, St. Paul, Minnesota 55117.

         SJM has not, during the last five years, been the subject of any criminal proceeding.

         SJM has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The attached Schedule 1 provides certain information concerning each executive officer, director, and controlling person of SJM.

         None of the persons named in the attached Schedule 1 has, during the last five years, been convicted in or been the subject of any criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the persons named in the attached Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds or other considerations were paid or given for the beneficial ownership which is the subject of this Schedule.

         On October 23, 1996, SJM and Ventritex executed an Agreement and Plan of Merger (the "Merger Agreement"). A copy of the Merger Agreement is attached to this Schedule as Exhibit 1 and incorporated by reference herein. Under the terms of the Merger Agreement, Ventritex will be merged into a wholly owned subsidiary of SJM and this subsidiary will continue as the surviving corporation (the "Merger").

         Pursuant to the Merger Agreement, SJM will issue .6 of a share of its Common Stock, $.1 par value ("SJM Common Stock") in exchange for each share of Ventritex Common Stock outstanding upon the effectiveness of the Merger. The shares of SJM Common Stock so issued will be newly issued shares. Ventritex is presently authorized to issue up to 35,000,000 shares of Ventritex Common Stock, of which 20,959,260 shares were outstanding on October 23, 1996. SJM will assume the rights and obligations of the Ventritex convertible subordinated debenture. Under this debenture, Ventritex may be obligated to issue 3,345,455 shares of Ventritex Common Stock. As of October 23, 1996, Ventritex had 2,782,116 outstanding options. These Ventritex options will be converted to SJM options. In addition, SJM will make cash payments in lieu of issuing fractional shares of SJM Common Stock. SJM presently intends to finance all such cash payments with internally generated corporate funds. SJM does not currently intend to purchase any shares of Ventritex Common Stock on the market or otherwise prior to the consummation of the Merger.


ITEM 4.  PURPOSE OF TRANSACTION.

         Officers of SJM and Ventritex signed the Agreement and Plan of Merger on October 23, 1996. The Merger Agreement provides that each issued and outstanding share of the Ventritex Common Stock will be converted into and exchanged for .6 of a share of SJM Common Stock, except that cash will be paid in lieu of issuing fractional shares. The transaction is intended to be tax-free reorganization and to qualify for accounting purposes as a pooling-of-interests.

         The Merger Agreement, which has been approved by the boards of directors of both companies, is subject to the approval of the stockholders of Ventritex, regulatory approvals, and various other closing conditions. It is anticipated that the Merger will be consummated during the first quarter of calendar 1997.

         After the consummation of the Merger, Ventritex Common Stock will cease to be designated for quotation on the NASDAQ National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         SJM does not have any present plans or proposals relating to or which would result in:

         (a) the sale or transfer of a material amount of assets of Ventritex or any of its subsidiaries;

         (b)      any material change in the business of Ventritex; or

         (c)      any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         SJM has not engaged in any transaction involving any securities issued by Ventritex within the sixty-day period immediately preceding the date of this Schedule.

         Neither SJM nor any of the other persons named in Item 2 beneficially owns any securities issued by Ventritex.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None of the persons named in Item 2 is a party to any contracts, arrangements, understanding, or relationships (legal or otherwise) with respect to any securities of Ventritex.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger dated as of October 23, 1996; among SJM, Pacesetter, Inc. and Ventritex.

         2.       Form of Affiliate Agreement.



                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:       November 15, 1996

                                     ST. JUDE MEDICAL, INC.


                                     By /s/ Kevin T. O'Malley
                                            Kevin T. O'Malley
                                            Vice President and General Counsel


                                   SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF ST. JUDE MEDICAL, INC.

                                  POSITION WITH
                           ST. JUDE MEDICAL, INC. AND
                              PRINCIPAL OCCUPATION

       NAME                                                           BUSINESS ADDRESS

EXECUTIVE OFFICERS:
Ronald A. Matricaria          Chairman of the Board, President,     One Lillehei Plaza
                              CEO, and Director                     St. Paul, MN  55117

Patrick P. Forteau            President, Pacesetter Division        15900 Valley View Court
                                                                    Sylmar, CA  91393-9221

Terry L. Shepherd             President, St. Jude Medical Division  One Lillehei Plaza
                                                                    St. Paul, MN  55117

John P. Berdusco              Vice President, Administration        One Lillehei Plaza
                                                                    St. Paul, MN  55117

Kevin T. O'Malley             Vice President and General Counsel    One Lillehei Plaza
                                                                    St. Paul, MN  55117

Stephen L. Wilson             Vice President, Finance and Chief     One Lillehei Plaza
                              Financial Officer                     St. Paul, MN  55117

Peter L. Gove                 Vice President, Corporate Relations   One Lillehei Plaza
                                                                    St. Paul, MN  55117

DIRECTORS:

Ronald A. Matricaria          Chairman of the Board, President,     One Lillehei Plaza
                              CEO, and Director                     St. Paul, MN  55117

Gail R. Wilensky, Ph.D.       Director; Senior Fellow Project Hope  7500 Old Georgetown Road
                                                                    Suite 600
                                                                    Bethesda, MD  20814

Thomas H. Garrett III         Director; Attorney/Business           4200 IDS Center
                              Consultant                            Minneapolis, MN  55402

Kenneth G. Langone            Director; Managing Director,          375 Park Avenue
                              Invemed Associates, Inc.              Suite 2205
                                                                    New York, NY  10152

William R. Miller             Director; Director of various         150 East 52nd Street
                              companies                             Floor 12
                                                                    New York, NY  10022

Charles V. Owens, Jr.         Director; Chairman of the Board,      2625 Greenleaf Blvd.
                              Genesis Labs, Inc.                    Elkhart, IN  46514
                                                                    (Residence address)

Walter L. Sembrowich, Ph.D.   Director; Founder and Director of     80 South 8th Street
                              various medical device companies      Suite 266
                                                                    Minneapolis, MN  55402

Roger G. Stoll, Ph.D.         Director; CEO and President,          110 Allen Road
                              OHMEDA, Inc. wholly owned             P.O. Box 804
                              subsidiary of BOC Group               Liberty Corner, NJ  07938-0804

Daniel J. Starks              President, Daig Corporation           14901 DeVeau Place
                                                                    Minnetonka, MN  55345

Paul J. Chiapparone           Executive Vice President,             5400 Legacy Drive
                              Electronic Data Systems Corporation   Plano, Texas  75024




                                  EXHIBIT INDEX

Exhibit No.     Description                             Page No.

    1           Agreement and Plan of Merger dated      Electronic transmission
                October 23, 1996*

    2           Form of Affiliate Agreement dated       Electronic transmission
                October 23, 1996

-------------------------

* SJM has omitted the schedules and exhibits to the Agreement and Plan of Merger and agrees to furnish supplementally a copy of any such omitted schedule or exhibit to the Commission upon request.